03013843

AB 3/5/03

RECEIVED FEB 2 8 2003 207 SECTION

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13995

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Signator Investors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 Clarendon Street
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wendy Benson (617) 572-9534
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name — *if individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston (City) MA (State) 02117 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH 3/18/03

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wendy A. Benson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signator Investors, Inc., as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Wendy A Benson
Signature

President & COO
Title

Catherine A. Doncaster
Notary Public

Catherine A. Doncaster
Notary Public
My Commission Expires Nov. 4, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANNUAL AUDITED REPORT

Signator Investors, Inc.
Years ended December 31, 2002 and 2001

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DECEMBER 31, 2002
(Date)

SIGNATOR INVESTORS, INC.
(Name of Respondent)

197 Clarendon Street, Boston, Massachusetts 02116
(Address of principal executive office)

Wendy Benson
President & Chief Operating Officer
Signator Investors, Inc.
197 Clarendon Street, 8th Floor
Boston, Massachusetts 02116
(Name and address of person authorized to receive notices and communication from the Securities and Exchange Commission)

Signator Investors, Inc.

Annual Audited Report

Years ended December 31, 2002 and 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

To the Board of Directors
Signator Investors, Inc.

We have audited the accompanying statements of financial condition of Signator Investors, Inc. (the Company) as of December 31, 2002 and 2001, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signator Investors, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 9 to the financial statements, in 2001 the company changed its method of accounting for its employee pension plan and post retirement health and welfare plans.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV for the year ended December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

February 7, 2003

Signator Investors, Inc.

Statements of Financial Condition

	December 31 2002	December 31 2001
	(In thousands)	
Assets		
Cash and cash equivalents	**$ 9,325**	$ 9,304
Restricted Cash	**390**	352
Commissions receivable	**3,107**	3,062
Accounts receivable	**192**	272
Due from affiliated companies *(Note 3)*	**1,376**	1,689
Investments (*Note 2*)	**7**	99
Prepaid expenses and other current assets	**434**	149
Deferred income tax benefit (*Notes 2 and 5*)	**260**	346
Furniture and equipment, net (*Notes 2 and 4*)	**97**	187
Total assets	**$ 15,188**	$ 15,460
Liabilities and shareholder's equity		
Accounts payable and accrued expenses	**$ 906**	$ 908
Commissions payable	**3,128**	3,240
Accrued compensation	**233**	275
Due to affiliated companies (*Note 3*)	**849**	566
Accrued non qualified pension costs (*Note 8*)	**642**	603
Total liabilities	**5,758**	5,592
Shareholder's equity		
Common stock, par value $1.00 per share; authorized and outstanding 1,000 shares	**1**	1
Additional paid-in capital	**17,402**	19,718
Accumulated deficit	**(7,973)**	(9,851)
Total shareholder's equity	**9,430**	9,868
Total liabilities and shareholder's equity	**$ 15,188**	$ 15,460

See accompanying notes.

Signator Investors, Inc.

Statements of Operations

	Year ended December 31 2002	2001
	(In thousands)	
Revenues		
Selling commissions (*Note 3*)	**$ 159,208**	$ 167,503
Rule 12b-1 service fees (*Note 3*)	**13,257**	14,983
Dividends and interest	**728**	715
Other	**1,323**	549
	174,516	183,750
Expenses		
Selling commissions (*Note 3*)	**154,657**	167,253
Rule 12b-1 service fees (*Note 3*)	**9,112**	10,960
Other selling, general and administrative expenses	**5,862**	5,214
Parent company service fees (*Note 3*)	**1,701**	1,790
	171,332	185,217
Income (loss) before income tax (expense) benefit and cumulative effect of a change in accounting principle	**3,184**	(1,467)
Income tax (expense) benefit (*Notes 2 and 5*)	**(1,306)**	513
Income (loss) before cumulative effect of a change in accounting principle	**1,878**	(954)
Cumulative effect of a change in accounting principle, net of income taxes of $2 (Note 9)		(4)
Net income (loss)	**$ 1,878**	$ (958)

See accompanying notes.

Signator Investors, Inc.

Statements of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
	(In thousands)			
Balance at January 1, 2001	$ 1	$ 19,718	$ (8,893)	$ 10,826
Net loss			(958)	(958)
Balance at December 31, 2001	1	19,718	(9,851)	9,868
Capital contribution (Notes 1 and 3)		**184**		**184**
Return of capital (Note 3)		**(2,500)**		**(2,500)**
Net Income			**1,878**	**1,878**
Balance at December 31, 2002	**$ 1**	**$ 17,402**	**$ (7,973)**	**$ 9,430**

See accompanying notes.

Signator Investors, Inc.

Statements of Cash Flows

	Year ended December 31	
	2002	**2001**
	(In thousands)	
Operating activities		
Net income (loss)	**$ 1,878**	$ (958)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:		
Depreciation and amortization	**90**	142
(Gain) loss on sale of investments	**32**	119
Unrealized (gain) loss on investments	**(15)**	(8)
Change in operating assets and liabilities:		
Restricted Cash	**(38)**	417
Commissions receivable	**(45)**	(1,431)
Accounts receivable	**80**	602
Due from/to affiliated companies	**596**	(669)
Prepaid expenses and other current assets	**(285)**	2
Deferred income taxes	**86**	(51)
Accounts payable, accrued expenses and compensation	**(44)**	(82)
Commissions payable	**(112)**	732
Accrued pension costs	**39**	(3)
Net cash provided by (used in) operating activities	**2,262**	(1,188)
Investing activities		
Purchases of furniture and equipment		(10)
Proceeds on sales of investments	**75**	17
Net cash provided by investing activities	**75**	7
Financing activities		
Capital contribution from SFN	**184**	
Return of capital contribution to SFN	**(2,500)**	
Net cash used in financing activities	**(2,316)**	
Increase (decrease) in cash and cash equivalents	**21**	(1,181)
Cash and cash equivalents at beginning of year	**9,304**	10,485
Cash and cash equivalents at end of year	**$ 9,325**	$ 9,304

See accompanying notes.

Signator Investors, Inc.

Notes to Financial Statements

December 31, 2002

1. Organization

Signator Investors, Inc. is a registered broker/dealer under the Securities Exchange Act of 1934 (the Act). The Company is a wholly-owned subsidiary of Signator Financial Network (SFN), which is a wholly-owned subsidiary of John Hancock Subsidiaries, LLC. (Subsidiaries), which is a wholly-owned subsidiary of John Hancock Life Insurance Company (JHLICO) which is a wholly-owned subsidiary of John Hancock Financial Services, Inc. (John Hancock).

The Company is the retail broker-dealer for John Hancock's career agency system and offers mutual funds, fee-based investment advisory products, limited partnerships, variable insurance products, unit investment trusts and general securities through John Hancock registered representatives throughout the United States. The Company is also the principal underwriter and distributor of the variable insurance products sponsored by John Hancock. The Company does not hold funds or securities or owe money or securities to customers related to the variable insurance products. A significant portion of the Company's revenue is derived from sales of financial products sponsored by John Hancock and its subsidiaries.

During the first quarter of 2002, Subsidiaries contributed its interest in John Hancock Insurance Agency, Inc. to the Company. John Hancock Insurance Agency, Inc. will sell insurance and financial products as a general agent of John Hancock. This transaction was accounted for as a reorganization of entities under common control.

During the first quarter of 2002, the Company acquired the insurance sales business of John Hancock Networking Insurance Agency, Inc. (NIA). NIA provides John Hancock's agency sales force the ability to sell insurance products not offered by John Hancock. The acquisition of this line of business was accounted for as a reorganization of entities under common control.

2. Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers highly liquid investments with an initial maturity of less than three months to be cash equivalents. These investments are recorded at amortized cost.

Restricted Cash

Restricted cash represents balances restricted for the exclusive benefit of customers. In addition restricted cash includes a required deposit held in escrow with the Company's brokerage clearinghouse.

Investments

Investments are carried at cost, which approximates fair market value. Dividends and interest are recorded on the accrual basis.

Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which range from three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives or the term of the lease. Costs associated with the development of new computer software systems or significant enhancements to existing systems are accounted for in accordance with Statement of Position 98-1. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Upon retirement or sale, the asset cost and related accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged against income.

Income Taxes

The operations of the Company are included with those of Subsidiaries in the filing of a consolidated federal income tax return. The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. The income tax expense (benefit) is the estimated amount that will be paid by the Company to Subsidiaries based upon a tax-sharing agreement.

2. Significant Accounting Policies (continued)

Revenue Recognition

Selling commissions are recorded on the trade date. Rule 12b-1 service fees are asset-based monthly fees and are recorded as earned.

Reclassifications

Certain previously reported amounts have been reclassified to conform to the current method of presentation.

3. Related-Party Matters

Due to the nature of its business, the Company has various agreements with related parties.

Distribution Agreements

As a retail broker-dealer for the Funds, the Company has a Soliciting Dealer Agreement with John Hancock Funds, LLC (Funds, LLC), an indirect wholly-owned subsidiary of John Hancock, under which the Company serves as a broker/dealer for the Funds and provides a retail dealer network using agents of JHLICO to sell shares of the Funds (see Retail Marketing Department Agreement). The Company received a marketing reimbursement fee from Funds, LLC which totaled $465,000 and $862,000 in 2002 and 2001, respectively. The Company also has a Distribution Plan Service Agreement (the DPS Agreement) with Funds, LLC under which the Company receives selling commissions and Rule 12b-1 service fees for distributing certain of the Funds.

Retail Marketing Department Agreement

The Company has an agreement with the Retail Marketing and Distribution Department of JHLICO (the RMD Agreement) in order to compensate JHLICO agents for their efforts in selling products offered through the Company. The Company paid JHLICO and/or its agents additional selling commissions and Rule 12b-1 service fees that totaled approximately $3,094,000 and $4,328,000 in 2002 and 2001, respectively. Under the RMD Agreement, the Company is also reimbursed for certain expenses paid on behalf of other John Hancock entities that totaled approximately $281,000 and $118,000 in 2002 and 2001, respectively.

3. Related-Party Matters (continued)

Underwriting Agreement

The Company has an agreement with JHLICO (the Underwriting Agreement) under which the Company is the principal underwriter and distributor for the variable annuity and variable life products issued by JHLICO. Selling commission revenue and expense for the year ended December 31, 2002 and 2001 was $116,079,000 and $129,956,000, respectively.

Leasing Arrangement

The Company leases office space from John Hancock as a tenant at will at the home office. Lease payments amounted to $346,000 and $344,000 for the years ended December 31, 2002 and 2001, respectively.

The Company has also entered into an operating lease with John Hancock for out of state office space. Minimum payments required under the lease are as follows (in thousands).

Year ending December 31, 2003	$ 106,000
2004	54,000
	$ 160,000

Rent expense for the year ended December 31, 2002 was $89,000.

Due from/to Affiliated Companies

Due from affiliated companies at December 31, 2002 and 2001, respectively, includes $651,000 and $912,000 of combined commissions and Rule 12b-1 service fee revenue due from Funds, LLC, and amounts due from John Hancock under the RMD Agreement. The remainder represents certain expenses paid by the Company on behalf of John Hancock, Funds, LLC and John Hancock Signature Services, Inc. (Signature Services), the latter two companies which are indirect wholly-owned subsidiaries of John Hancock. John Hancock Advisers, LLC (Advisers) is an indirect wholly-owned subsidiary of John Hancock.

Due to affiliated companies represents expenses of the Company paid by John Hancock, Advisers and Signature Services on behalf of the Company and taxes payable to Subsidiaries.

3. Related-Party Matters (continued)

Other Related-Party Matters

In order for the Company to obtain its fidelity blanket bond, Subsidiaries entered into an indemnification agreement with the Company's insurance carrier. This agreement covers certain amounts in excess of the stated policy deductible.

The Company maintains cash deposits at First Signature Bank which is an indirect wholly-owned subsidiary of John Hancock. The total on deposit at First Signature Bank amounted to $3,430,000 and $2,246,000 at December 31, 2002 and 2001, respectively. These balances are included in cash and cash equivalents.

The Company received capital contributions of $184,000 in 2002 from SFN. In addition the Company made return of capital contributions of $2,500,000 to SFN during 2002.

John Hancock pays certain expenses of the Company directly and is reimbursed for these services (parent company service fees). The Company also pays John Hancock for certain insurance coverage.

As more fully defined in Note 8, the Company participates in a defined benefit pension plan, a nonqualified pension plan, and a post-retirement benefit plan sponsored by John Hancock.

Certain officers and directors of the Company are officers, directors and/or trustees of Advisers, Funds, LLC, Signature Services, Sovereign Asset Management Corp., NM Capital Management, Subsidiaries, JHLICO, the Berkeley Group, the Funds and/or officers of John Hancock. Sovereign Asset Management Corp. and NM Capital Management, Inc. are subsidiaries of the Berkeley Group.

4. Furniture and Equipment

Furniture and equipment are comprised of the following:	2002	2001
	(In thousands)	
Office equipment and computer software	**$ 1,155**	$ 1,155
Furniture and fixtures	**531**	531
Leasehold improvements	**54**	54
	1,740	1,740
Less accumulated depreciation and amortization	**(1,643)**	(1,553)
	$ 97	$ 187

4. Furniture and Equipment (continued)

Depreciation and amortization expense for the years ended December 31, 2002 and 2001 is $90,000 and $142,000, respectively.

5. Income Taxes

Significant components of the Company's recognized gross deferred tax assets are as follows:

	2002	2001
	(In thousands)	
Deferred tax assets:		
Valuation reserves	$ 6	$ 98
Pension obligation	224	182
Capital loss carryover		42
Book over tax depreciation	30	23
Charitable contributions carryover		1
Total deferred tax assets	260	346
Net deferred tax assets	$ 260	$ 346

Significant components of income tax (expense) benefit for income taxes are as follows:

	2002	2001
	(In thousands)	
Current:		
Federal	$ (969)	$ 454
State	(251)	10
Total current	(1,220)	464
Deferred:		
Federal	(134)	47
State	48	2
Total deferred	(86)	49
	$ (1,306)	$ 513

5. Income Taxes (continued)

The reconciliation of income tax (expense) benefit attributable to operations computed at the U.S. federal statutory tax rates to income tax (expense) benefit is as follows:

	2002	2001
	(In thousands)	
Tax at U.S. statutory rates	**$ (1,114)**	$ 514
State income taxes, net of federal tax benefit	**(132)**	8
Nondeductible expenses	**(5)**	(9)
Other	**(55)**	
	$ (1,306)	$ 513

The Company paid Subsidiaries approximately $858,000 in 2002 for federal taxes. Subsidiaries paid the Company approximately $1,399,000 in 2001 for federal tax refunds. The Company paid Subsidiaries approximately $200,000 in 2002 for state taxes. Subsidiaries paid the Company approximately $33,000 in 2001 for state tax refunds.

6. Net Capital

Pursuant to the net capital provision of Rule 15c3-1 of the Act, the Company is required to maintain a minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002 and 2001, the Company had net capital, as defined, of $5,117,000 and $5,087,000, respectively. The minimum net capital requirements at December 31, 2002 and 2001 were $384,000 and $373,000, respectively. The Company's net capital ratios were 1.13 to 1 and 1.10 to 1 at December 31, 2002 and 2001, respectively, whereas the maximum allowable ratio was 15 to 1.

7. Contingencies

The Company is involved in certain legal proceedings that arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

8. Employee Benefit Plans

All full-time employees of the Company participate in a defined benefit pension plan (the Plan) sponsored by John Hancock. On January 1, 2002 the plan was converted to a cash balance plan. For each of the years ended December 31, 2002 and 2001 net prepaid pension plan costs of $91,000, are recorded as prepaid expenses and other current assets on the statements of financial condition because the fair value of the Plan assets exceeds the projected benefit obligation. There was no pension expense for the qualified plan for the years ended December 31, 2002 and 2001, respectively. Information reflecting the components of net periodic pension cost, the actuarial present value of the benefit obligations and the funded status attributable to the Company's employees is not segregated within the Plan.

The Company participates in John Hancock's nonqualified pension plan (the Non-Qualified Plan). The Non-Qualified Plan is unfunded and provides certain management employees with defined pension benefits in excess of limits imposed by federal tax law and the Plan sponsored by John Hancock. During 2002 and 2001, John Hancock allocated $39,000 and ($3,000) of pension expense (benefit) to the Company for the Non-Qualified Plan. Accrued pension costs related to the Non-Qualified Plan of $642,000 and $603,000 at December 31, 2002 and 2001, respectively, are included in the statements of financial condition. Information reflecting the components of net periodic pension cost and the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the Non-Qualified Plan.

The Company participates in a defined benefit post retirement plan (the Post-Retirement Plan) sponsored by John Hancock that provides medical, dental and life insurance benefits to employees with more than fifteen years of service. The Post-Retirement Plan is unfunded. During 2002 and 2001, John Hancock allocated $235,000 and $116,000 respectively, of post retirement expenses to the Company for the Post-Retirement Plan. No accrued post retirement benefit costs at December 31, 2002 and 2001, respectively, are included in the statements of financial condition and are being incurred by John Hancock. Information reflecting the components of net periodic post retirement benefit cost and the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the Post-Retirement Plan.

Employees of the Company with more than six months of service may participate in a defined contribution saving plan, The Investment-Incentive Plan for the Employees of John Hancock, sponsored by John Hancock. The Company may make a discretionary matching contribution equal to a percentage of the elective deferrals of each participant. The Company has made elective matching contributions of 4% of the elective deferrals of each participant for the years ended December 31, 2002 and 2001. The contributions for the years ended December 31, 2002 and 2001 totaled $19,000 and $33,000, respectively.

8. Employee Benefit Plans (continued)

The Company offers postretirement benefits related to severance, disability, life insurance and health care to be paid for inactive former employees. There was no liability recognized in the financial statements for the years ended December 31, 2002 and 2001.

Certain employees of the Company also participate in the John Hancock 1999 Long-term Stock Incentive Plan, under which shares and options to purchase shares of John Hancock common stock are granted. The Company was not allocated any compensation expense in 2002 and 2001 as the result of stock or option grants under the plan. The exercise price of options is equal to fair market value at the date of the grant.

9. Cumulative Effect of Accounting Changes

During the first quarter of 2001, the Company changed the method of accounting for the recognition for deferred gains and losses considered in the calculation of the annual expense for its employee pension plan under Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions", and for its postretirement health and welfare plans under SFAS No.106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company changed the method of recognizing gains and losses from deferral within a 10% corridor and amortization of gains outside this corridor over the future working careers of the participants to deferral within a 5% corridor and amortization of gains and losses outside this corridor over the future working careers of the participants. The new method is preferable because in the Company's situation, it produces results that more closely match current economic realities of the Company's retirement and welfare plans through the use of the current fair values of assets while still mitigating the impact of extreme gains and losses. As a result, on January 1, 2001, the Company recorded a change of $4,000 (net of tax of $2,000), related to its employee benefit pension plans. The pro forma results, assuming this change in accounting had taken place as of the beginning of 2000, would not be materially different from the reported results.

Supplemental Information

SCHEDULE I—COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SIGNATOR INVESTORS, INC.
DECEMBER 31, 2002

	(In thousands)
COMPUTATION OF NET CAPITAL	
Total ownership equity (from statements of financial condition)	$ 9,430
Deductions and/or charges:	
Nonallowable assets:	
Receivables over 30 days	1,948
12B-1 fees receivable in excess of 12B-1 fees payable	
Due from affiliated companies	1,376
Prepaid expenses, deferred income taxes and other	886
Furniture and equipment	97
Non-marketable securities	3
Total nonallowable assets	4,310
Net capital before haircuts on securities positions	5,120
Haircuts on securities:	
Investment in nonmarketable Limited Partnerships	3
NET CAPITAL	$ 5,117
AGGREGATE INDEBTEDNESS	$ 5,758
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 384
Minimum dollar net capital requirement	$ 100
Net capital requirement (greater of above amounts)	$ 384
Excess net capital	$ 4,733
Ratio of aggregate indebtedness to net capital	1.13 to 1

SCHEDULE II—COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SIGNATOR INVESTORS, INC.

December 31, 2002

The Company is exempt from Rule 15c3-3 under the provisions of paragraph (k) of that Rule at December 31, 2002.

SCHEDULE III—INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SIGNATOR INVESTORS, INC.

December 31, 2002

The Company is exempt from Rule 15c3-3 under the provisions of paragraph (k) of that Rule at December 31, 2002.

SCHEDULE IV—RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

SIGNATOR INVESTORS, INC.

December 31, 2002

There are no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5, Part II A filing as of December 31, 2002.

Supplemental Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors of
Signator Investors, Inc.

In planning and performing our audit of the financial statements of Signator Investors, Inc, (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding customer and firm assets, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13,
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System,

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) of the SEC list additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding customer and firm assets, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the Chicago Board of Trade, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

February 7, 2003